UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. n/a)*

Matrixx Initiatives, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

57685L105
(CUSIP Number)

Braden M. Leonard
65 E Cedar - Suite 2
Zionsville, IN 46077

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 25, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  57685L105

1.           Name of Reporting Person.
              BML Investment Partners, L.P.(1)

2.           Check the Appropriate Box if a Member of a Group (See Instructions)

       (a)           ☐

           (b)           ☒

3.           SEC Use Only

4.           Source of Funds (See Instructions):  WC

5.           Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)☐

6.           Citizenship or Place of Organization:  Delaware

Number of            7.           Sole Voting Power                0
Shares
Beneficially          8.           Shared Voting Power            935,000(1)
Owned by Each
Reporting             9.           Sole Dispositive Power         0
Person With
                              10.           Shared Dispositive Power   935,000(1)

11.         Aggregate Amount Beneficially Owned by Each Reporting Person:  935,000(1)

12.         Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐

13.         Percent of Class Represented by Amount in Row (11):  9.9%(2)

14.         Type of Reporting Person (See Instructions)
                              PN

(1) BML Investment Partners, L.P. is a Delaware limited partnership whose sole general partner is BML Capital Management, LLC. The managing member of BML Capital Management, LLC is Braden M. Leonard. As a result, Braden M. Leonard is deemed to be the indirect owner of the shares held directly by BML Investment Partners, L.P. Despite such shared beneficial ownership, the reporting persons disclaim that they constitute a statutory group within the meaning of Rule 13d-5(b) (1) of the Securities Exchange Act of 1934.

(2) Calculated based on 9,398,587 shares of the Issuer's common stock, par value $0.001, as reported on the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 5, 2010.

Item 1.  Security and Issuer

This Statement on Schedule 13D relates to the common stock, par value $0.001 (the "Common Stock"), of Matrixx Initiatives, Inc. (the "Issuer"), whose principal executive offices are located at 8515 E. Anderson Drive, Scottsdale, Arizona 85255.

Item 2.  Identity and Background

(a) - (c) This statement is being filed by BML Investment Partners, L.P., a Delaware limited partnership. BML Capital Management, LLC, an Indiana limited liability company, is the general partner to BML Investment Partners, L.P. Braden M. Leonard is the sole managing member of the general partner.

BML Investment Partners, L.P. - The business address of BML Investment Partners, L.P., is 65 E Cedar – Suite 2, Zionsville, IN 46077. The principal business of BML Investment Partners, L.P. is to purchase, sell, trade and invest in securities.

BML Capital Management, LLC - The business address of BML Capital Management, LLC, is 65 E Cedar – Suite 2, Zionsville, IN 46077. The principal business of BML Capital Management, LLC, is to serve as the general partner to BML Investment Partners, L.P.

Braden M. Leonard – Mr. Leonard’s business address is 65 E Cedar – Suite 2, Zionsville, IN 46077. Mr. Leonard’s principal business is to serve as managing member of BML Capital Management, LLC.

(d) - (e)  During the past five years, none of BML Investment Partners, L.P., BML Capital Management, LLC or Braden M. Leonard have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding BML Investment Partners, L.P., BML Capital Management, LLC or Braden M. Leonard was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Braden M. Leonard is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

BML Investment Partners, L.P. funded the acquisition of the Common Stock with working capital.

Item 4.  Purpose of Transaction

BML Investment Partners, L.P. (the "Reporting Person") acquired the Common Stock beneficially owned by the Reporting Person in the ordinary course of purchasing, selling and investing in securities. On December 14, 2010, the Issuer announced that it had entered into an Agreement and Plan of Merger (the "Proposed Merger") with affiliates of H.I.G. Capital, LLC (the "Purchaser") and that  Purchaser agreed to commence a cash tender offer (the "Offer", and together with the Proposed Merger, the "Transaction") to purchase all of the Issuer’s outstanding shares of Common Stock at a price of $8.00 per share (the "Offer Price").  The Reporting Person believes that the value of the Issuer exceeds the Offer Price and does not intend to tender its shares in the Offer.

On January 25, 2011, the Reporting Person sent a letter to the Chairman of the Board, Chief Executive Officer, and Board of Directors of the Issuer addressing the basis for the Reporting Person's opposition to the Transaction.  A copy of the letter is attached to this filing as Exhibit A.

All of the shares of Common Stock reported herein as being beneficially owned by the Reporting Person were acquired for investment purposes.  Except as set forth herein, the Reporting Person does not have any plans or proposals that relate to or would result in any of the transactions described in Item 4 of Schedule 13D.

The Reporting Person reserves the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Person, market conditions or other factors.

Item 5.  Interest in Securities of the Issuer

(a)           Amount beneficially owned:  See item 11 on the cover page.
                Percent of class:  See item 13 on the cover page.
(b)           Sole power to vote or to direct the vote:  See item 7 on the cover page.
Shared power to vote or to direct the vote:  See item 8 on the cover page.
Sole power to dispose or to direct the disposition of:  See item 9 on the cover page.
Shared power to dispose or to direct the disposition of:  See item 10 on the cover page.
(c)
The following is a description of the transactions, all of which were purchases or sales executed in the open market, in the Issuer's Common Stock by BML Investment Partners, L.P., in the sixty days prior to filing this Schedule 13D:

Date	Transaction Type	Number of Shares	USD Price per Share
1/19/2011	Sale	500	8.50
1/19/2011	Sale	100	8.50
1/19/2011	Sale	200	8.50
1/19/2011	Sale	200	8.50
1/19/2011	Sale	300	8.50
1/19/2011	Sale	2,000	8.50
1/19/2011	Sale	100	8.50
1/19/2011	Sale	400	8.50
1/19/2011	Sale	500	8.50
1/19/2011	Sale	300	8.50
1/19/2011	Sale	300	8.50
1/21/2011	Purchase	100	7.97
1/21/2011	Purchase	300	7.97
1/21/2011	Purchase	600	7.97
1/21/2011	Purchase	200	7.97
1/21/2011	Purchase	100	7.97
1/21/2011	Purchase	145	7.97
1/21/2011	Purchase	200	7.97
1/21/2011	Purchase	100	7.97
1/21/2011	Purchase	100	7.97
1/21/2011	Purchase	55	7.97
1/21/2011	Purchase	200	7.97
1/21/2011	Purchase	600	7.97
1/21/2011	Purchase	200	7.97
1/21/2011	Purchase	600	7.97
1/21/2011	Purchase	600	7.97
1/21/2011	Purchase	100	7.97
1/21/2011	Purchase	500	7.97
1/21/2011	Purchase	200	7.97

(d)           None.
(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

None.

Item 7.  Material to be Filed as Exhibits

Exhibit A – Letter to the Chairman of the Board, Chief Executive Officer, and Board of Directors dated January 25, 2011.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 25, 2011

                                                                                             BML Investment Partners, L.P., a Delaware limited partnership

                                                                                     By: BML Capital Management, LLC, an Indiana
                                                                                     limited liability company

                                                                                             By:        /s/ Braden M. Leonard
                                                                                             Name: Braden M. Leonard
                                                                                             Title:   Managing Member

Attention:   Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

BML Capital Management, LLC
65 E Cedar – Suite 2
Zionsville, IN 46077
Phone:  317-344-2447
Fax:  317-344-6690

January 25, 2011

VIA EMAIL

Mr. William C. Egan, Chairman of the Board
Mr. William J. Hemelt, Chief Executive Officer and Director
The Board of Directors, Matrixx Initiatives, Inc.
8515 E. Anderson Drive
Scottsdale, AZ 85255

Dear Madam and Sirs:

BML Investment Partners, L.P. is a holder of 935,000 shares of common stock of Matrixx Initiatives (the “Company”), or approximately 9.9% of the outstanding shares. This makes us the second largest shareholder according to public records.  As managing member, I am writing to express my disappointment in the proposed transaction with affiliates of H.I.G. Capital, LLC (“HIG”). The proposed deal with HIG at $8 per share is at the extreme low end of any reasonable fair value estimate, and the timing of the announcement to coincide with the announced settlement of the bulk of the Company’s pending product liability cases makes no sense at all.

On the day of the announcement, December 14, 2010, I contacted Bill Hemelt, Matrixx CEO, to express my concerns that the $8 per share offer seemed quite low. In fact, it's my strong belief that the stock would have reacted very favorably to the settlement alone, and would likely approach $8 per share without any mention of the proposed HIG transaction. After reading the Company’s Schedule 14D-9 filed on December 22, 2010, my feelings regarding the deal remained unchanged.

In addition, the Company’s third quarter earnings, released on January 20, 2011, revealed no data point that would indicate the $8 per share offer from HIG is fair.  In fact, BML thought the results to be quite positive and indicative of a higher intrinsic value. Though hindered by many charges and tough comparisons to last year's H1N1 scare, the results revealed important underlying strengths of the Zicam brand such as strong gross margins (above 70%) and growing consumer acceptance (December retail units sales of Zicam Cold Remedy +30% vs. entire cold/cough category of +5%). I again contacted Bill Hemelt on January 21, 2011 to express my view that the latest quarterly data confirmed my earlier view that the HIG offer of $8 per share was inadequate.  The following simplistic analysis will reveal as much.

Reported
Nine Months Ended Dec 31, 2010
($ 000s)

Reported EBIT	(13,697)
Adjustments
Personal Injury Settlement (Net)	15,000
Reserve for potential settlement of economic injury claims	2,200
Merger related expenses	1,800
Total Adjustments	19,000

Adjusted EBIT	5,303

Note:  The above number includes the YTD net legal defense costs of $2.0 million ($7.0 million in costs offset by $5.0 million of insurance reimbursement).  This amounts to 667k per quarter which is a reasonable estimate on a post settlement basis.

The Company’s annual guidance for the year ending March 31, 2011, is for revenue to increase 3% to 5% above last years $67.3 million, the midpoint of which would put annual revenue at $70 million and Q4 revenue at $25.2 million.  As shown below, using a similar gross margin percentage (70.6%) and SG&A level as in Q3 the Company would produce an additional $4.1mm of EBIT in Q4.

BML Estimate
Three Months Ended March 31, 2011
($000s)

Revenue (based on midpoint of Company guidance)	25,200
Cost of Sales	7,409
Gross Profit @ 70.6%	17,791
SG&A (Q3 SG&A of 32,333 less 19,000 in adjustments)	13,333
Research and Development	338

EBIT	4,120

Note:  The Q4 estimate includes the third quarter level of net legal expense of $1.3mm, which is likely higher than normal on a post settlement basis and thus is conservative.

The above analysis puts full year EBIT at $9.4 million, or about $1 per share.  I believe this number is achievable, realistic, and something that can be improved upon in the future.

Considering the Q4 profit estimate outlined above and the seasonal nature of the Company’s working capital needs (which requires higher levels of inventory and receivables in quarters 2 and 3), it is likely the company will finish the year with somewhere in the neighborhood of  $26-30 million in cash, not including the $11.5 million in restricted cash.  While I recognize that the Company still has to pay $4 million over the next 20 months for the personal injury settlement and around $2.2 million to settle the economic injury claims, much of these cash outflows will likely be offset by receipt of an income tax receivable. Though the exact amount and timing of the receivable has not yet been reported, I believe it will be enough to largely offset the above mentioned payouts.  As such, the Company should finish the year with around $3 per share in net cash. A back of the envelope analysis shows the $8 per share offer by HIG to be only five times pretax earnings, net of cash.  I believe this is extremely inadequate.

HIG offer                                                                                                $8 per share
Market Cap @$8                                                                                   $75 million
Year End Cash (BML estimate)                                                          $28 million
Enterprise Value @ $8/share                                                              $47 million

EBIT for year ending March 31, 2011 (BML estimate)                   $9.4 million

EV/EBIT @ $8/share                                                                            5X

As mentioned above, the timing of the announced deal is also extremely puzzling. While one can only speculate as to what might have happened, I strongly believe that the shares would be approaching $8 based on the very positive settlement news alone. If so, the current offer amounts to a deal with virtually zero premium. With the legal overhang largely removed, I believe the shares have strong potential to move higher on a standalone basis as investors focus on the strength of the Zicam brand and the company’s earnings power.  As such, I am baffled as to why the Board felt the need to enter a deal at this time.

In light of the recent settlement news and positive underlying fundamentals BML has no interest in selling its shares at $8, so will not participate in the current tender.

Regards,

/s/ Braden M. Leonard
Braden M. Leonard